Exhibit 99.50
April 4, 2007
Alberta Securities Commission (via SEDAR)
British Columbia Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)
TSX Venture Exchange (via SEDAR)
Dear Sirs,

Re:	Petroflow Energy Ltd.
CUSIP: 715918405
Annual and Special Meeting of Shareholders
We are pleased to advise you of the REVISED details of the upcoming meeting of the shareholders of Petroflow Energy Ltd.

Issuer:	Petroflow Energy Ltd.
Meeting Type:	Annual and Special Meeting
CUSIP / ISIN:	715918405/CA7159184059

Meeting Date:	June 20, 2007
Record Date of Notice:	April 23, 2007
Record Date of Voting:	April 23, 2007
Beneficial Ownership Determination Date:	April 23, 2007
Class of Securities Entitled to Receive Notice:	COMMON
Class of Securities Entitled to Vote:	COMMON
Place:	Calgary, Alberta
We are filing this information in compliance with the Canadian Securities Administrators’ National Instrument 54 — 101 regarding Shareholder Communication, in our capacity as the agent for Petroflow Energy Ltd.
Yours truly,
“Signed”
Bonnie Steedman
Account Manager